Oppenheimer Capital Appreciation Fund
Period Ending 08-31-07
Exhibit 77C

 On October 19, 2007, a special meeting of the shareholders of Oppenheimer Emerging Technologies Fund ("Emerging Technologies Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Emerging Technologies Fund and Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Emerging Technologies Fund to Capital Appreciation Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund; (b) the distribution of shares of Capital Appreciation Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Emerging Technologies Fund in complete liquidation of Emerging Technologies Fund; and (c) the cancellation of the outstanding shares of Emerging Technologies Fund. 17,840,906 affirmative votes were cast; 4,403,693 negative votes were cast, and 1,183,869 votes abstained.

 On November 30, 2007, a special meeting of the shareholders of Oppenheimer Enterprise Fund ("Enterprise Fund") was held for the purpose of voting on an Agreement and Plan of Reorganization between Enterprise Fund and Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"), and the transactions contemplated thereby, including: (a) the transfer of substantially all the assets of Fund in complete liquidation of Enterprise Fund; and (c) the to Capital Appreciation Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund; (b) the distribution of shares of Capital Appreciation Fund to the corresponding Class A, Class B, Class C, Class N and Class Y shareholders of Enterprise Fund in complete liquidation of Enterprise Fund; and (c) the cancellation of the outstanding shares of Enterprise Fund. 6,645,034 affirmative votes were cast; 183,824 negative votes were cast, and 590,015 votes abstained.